OffGridBox, Inc.

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	36,836.54
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Accounts Receivable (A/R) - USD	-141,070.60
1110 Accounts Receivable (A/R) - EUR	0.00
1200 Inventory/Stock	-32,164.91
1210.1 Loan to Others:Loan to OGB Rwanda	189,963.90
2000 Accounts Payable (A/P) - USD	-13,616.13
2010 Accounts Payable (A/P) - EUR	-20,281.25
1030 Brex Card Account	0.00
Credit Card (deleted)	-136.55
2200.1 Salaries Payable:Bas Berends	9,889.11
2200.4 Salaries Payable:Jodie Wu	22,092.00
2300.1 Short Term Loan:Short Term Loan Jodie Wu	48,270.89
2300.2 Short Term Loan:Short Term Loan Justin Mtui	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**62,946.46**
Net cash provided by operating activities	**$99,783.00**
FINANCING ACTIVITIES	
2600 STICHTING DOEN	-46,362.75
2700 Revenue Sharing Agreement	-38,029.27
3040 NETCAPITAL Equity	12,479.97
Net cash provided by financing activities	**$ -71,912.05**
NET CASH INCREASE FOR PERIOD	**$27,870.95**
Cash at beginning of period	5,127.06
CASH AT END OF PERIOD	**$32,998.01**